Room 4561

June 16, 2006

Mr. Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics for Imaging, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K Filed April 20, 2006**
> **File no. 000-18805**

Dear Mr. Gecht:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We note the disclosure on pages 25 and 71 of your Form 10-K, and in your most recent
        Form 10-Q, regarding the fact that the Commerce Department's Bureau of Industry and
        Security (BIS) is investigating several export sales your subsidiary, VUTEk, made in
        2004 to Syria, a country identified as a state sponsor of terrorism by the State Department
        and subject to U.S. economic sanctions and export controls.   Please advise us of any
        updated information you have regarding the status of the investigation. Describe for us
        the products exported in the transactions that are the subject of the investigation, and
        whether they were exported for use by private parties or for use by the Syrian
        government or entities affiliated with the Syrian government. Please also describe for us
        the nature of the violations alleged to have occurred.

2.   Please describe for us any other business contacts you have had with Syria since
        economic sanctions and export controls were imposed in 2004, and any anticipated
        business contacts with Syria, whether through subsidiaries or other affiliates, or other
        direct or indirect arrangements. Your response should include reasonably detailed
        information regarding the technologies, products, equipment, and services you have sold
        or otherwise provided to Syria, and the extent to which your dealings have been with the
        Syrian government or entities affiliated with that government.

3.   Please describe for us any compliance programs you have in place, and any remedial
        actions you and VUTEk have taken, to prevent the type of violations alleged to have
        occurred in connection with the transactions that are the subject of the BIS investigation.

4.   Please discuss the materiality of the contacts described in response to comments 1 and 2
        above, and whether those contacts, individually or in the aggregate, constitute a material
        investment risk for your security holders. You should address materiality in quantitative
        terms, including the dollar amounts of any associated revenues, assets, and liabilities.
        Please also address materiality in terms of qualitative factors that a reasonable investor
        would deem important in making an investment decision, including the potential impact
        of corporate activities upon a company's reputation and share value. In this regard, we
        note, for example, that Arizona and Louisiana have adopted legislation requiring their
        state retirement systems to prepare reports regarding state pension fund assets invested
        in, and/or permitting divestment of state pension fund assets from, companies that
        conduct business with countries identified as state sponsors of terrorism. We note also
        that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget
        and Finance Committee to report annually to the General Assembly regarding state funds
        invested in companies that have ties to terrorist-sponsoring countries. Your materiality
        analysis should address the potential impact of the investor sentiment evidenced by these
        actions directed toward companies that have business contacts with Syria.

Financial Statements

Note 1: The Company and Its Significant Accounting Policies

Revenue Recognition, page 56

5.   We note your disclosure that "VSOE is determined based on the price charged when the element is sold separately or for post-contract customer support based on substantive renewal rates." Address the following:

- Describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

- Regarding post-contract customer support, are the renewal rates stated in your contracts? If yes, do the customers actually renew at those rates or are they renegotiated?

We may have further comments based on your response.

6.   It appears from your revenue recognition policy that you provide services (post-contract customer support, etc.) in addition to selling products. Tell us the amount revenues derived from services for each period presented and how you considered Rule 5-03 of Regulation S-X for presenting revenues and cost of revenues for products and services.

Accounting for Derivative Instruments and Risk Management, page 60

7.   We note your disclosure that you have "two embedded derivatives related to the 1.5% Senior Convertible Debentures as of December 31, 2005, the fair value of which were insignificant." Tell us the nature of the embedded derivatives and also provide a detailed description of your accounting policy for derivative instruments. Tell us what consideration you gave to including this information in Note 1 to your consolidated financial statements.

Note 5: Goodwill and Other Intangible Assets, page 65

8.   We note that the Company allocated $38.5 million of the purchase price in the VUTEk acquisition to trademarks and trade names. We further note this asset is being amortized over a period of thirty years. Tell us how you considered the guidance in paragraph 11 of SFAS 142 in determining the useful life of 30 years for acquired trademarks and trade names.

Note 9: Commitments and Contingencies

Legal Proceedings, page 70

9.   Your disclosure indicates that, with respect to the securities class action suit entitled
        "Citiline Holdings, Inc. v. Printcafe Software, Inc., (et al)", you were near to settling at
        the time you filed your Form 10-K. In your Form 10-Q for the fiscal quarter ended
        March 31, 2006, you disclose that in April 2006 the court granted final approval of the
        proposed settlement. Tell us what amounts, if any, were accrued as of each of the
        balance sheet dates (i.e. December 31, 2005 and March 31, 2006). Also tell us how you
        considered the guidance in SFAS No. 5 in accounting for this contingency and in terms
        of your disclosure obligations.

Item 9A. Controls and Procedures, page 80

10.   We note your statement that a "control system, no matter how well designed and
        operated, can provide only reasonable, not absolute, assurance that the control system's
        objectives are met." Clarify, if true, that your disclosure controls and procedures are
        designed to provide reasonable assurance of achieving their objectives and that your
        principal executive officer and principal financial officer concluded that your disclosure
        controls and procedures were effective at that reasonable assurance level as of December
        31, 2005 and March 31, 2006. Revise your disclosures in future filings accordingly. We
        refer you to Section II.F.4 of management's Reports on Internal Control Over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-
        8238.htm.

Exhibits 31.1 and 31.2: Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of
2002

11.   Note that the language of the certifications required by Item 601(b)(31) of Regulation S-
        K must be provided exactly as stated therein. See Release No. 34-46427 (August 28,
        2002) and the Division of Corporation Finance Staff Alert (March 5, 2005) available on
        our website at www.sec.gov. Please confirm that Messrs Gecht and Cutts signed these
        certifications in their individual capacity. In preparing future 302 certifications, please
        note that the language of the certification may not be altered in any manner. In this
        regard, you should not include the title of the office held by the signatory in the first line
        of the certifications. This comment also applies to exhibits 31.1 and 31.2 to your Form
        10-Q for the quarter ended March 31, 2006.

Form 8-K Filed April 20, 2006

12.   We believe the non-GAAP operating statement columnar format appearing under Item
        9.01 of the Form 8-K filed on April 20, 2006 may create the unwarranted impression to

investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

13.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above and we further note your disclosure that "non-GAAP net income is computed by adjusting GAAP net income by the impact of amortization of acquisition-related intangibles, stock-based compensation <u>and other non-recurring</u> charges and gains." Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for your non-GAAP measures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

14.   Your disclosure appears to suggest that the items being excluded from GAAP net income to arrive at non-GAAP net income are non-recurring in nature. Tell us how you considered Question 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining that the items being excluded are non-recurring in nature. Further explain to us how you plan to enhance your disclosures to address the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief